SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
           INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             CARNEGIE GROUP, INC.

                               (NAME OF ISSUER)
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COMMON STOCK, PER VALUE $.01 PER
SHARE                                                                143497 10 5

(TITLE OF CLASS OF SECURITIES)     (CUSIP NUMBER FOR AMERICAN DEPOSITORY SHARES
                                   REPRESENTING 10 ORDINARY SHARES)

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Check the following box if a fee is being paid with the statement    [X].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                       (Continued on following page(s))
                             (Page 1 of 11 Pages)


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CUSIP No.  143497 10 5  13G  Page 2 of 11

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

1  NAME OF REPORTING PERSON:                           U S WEST, INC.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (A) [X]
                                                                       (B) [_]

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

3  SEC USE ONLY


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

4  CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE


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

NUMBER OF      5  SOLE VOTING POWER:         400,000
SHARES
 BENEFICIALLY  6  SHARED VOTING POWER:             0
OWNED BY
EACH           7  SOLE DISPOSITIVE POWER:    400,000
 REPORTING
 PERSON WITH   8  SHARED DISPOSITIVE POWER:        0


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

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  400,000


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

    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:       [_]

    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                         6.46

    12  TYPE OF REPORTING PERSON:                                              CO


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CUSIP No.  143497 10 5  13G  Page 3 of 11

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

1  NAME OF REPORTING PERSON:                           U S WEST COMMUNICATIONS GROUP, INC.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [X]
                                                                                            (B) [_]

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

3  SEC USE ONLY


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

4  CITIZENSHIP OR PLACE OF ORGANIZATION:  COLORADO


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

NUMBER OF      5  SOLE VOTING POWER:         400,000
SHARES
 BENEFICIALLY  6  SHARED VOTING POWER:             0
OWNED BY
 EACH          7  SOLE DISPOSITIVE POWER:    400,000
 REPORTING
 PERSON WITH   8  SHARED DISPOSITIVE POWER:        0

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

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  400,000


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

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:       [_]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                         6.46

12  TYPE OF REPORTING PERSON:                                              CO

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CUSIP No.  143497 10 5  13G  Page 4 of 11

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

1  NAME OF REPORTING PERSON:                           U S WEST COMMUNICATIONS, INC.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A) [X]
                                                                                      (B) [_]

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

3  SEC USE ONLY


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

4  CITIZENSHIP OR PLACE OF ORGANIZATION:  COLORADO


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

NUMBER OF      5  SOLE VOTING POWER:         400,000
SHARES
 BENEFICIALLY  6  SHARED VOTING POWER:             0
OWNED BY
EACH           7  SOLE DISPOSITIVE POWER:    400,000
 REPORTING
 PERSON WITH   8  SHARED DISPOSITIVE POWER:        0


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

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  400,000


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

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:   [_]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                     6.46


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

12  TYPE OF REPORTING PERSON:  CO

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     ITEM 1.

(a)     Name of Issuer:  Carnegie Group, Inc. (the "Issuer")

(b)     Address of Issuer's Principal Executive Offices:

     5 PPG Place
     Pittsburgh, PA  15222


     ITEM 2.

     This statement is filed on behalf of U S WEST, Inc., a Delaware corporation ("USW"),U S WEST Communications Group, Inc., a Colorado corporation ("USWCG"), and U S WEST Communications, Inc., a Colorado corporation ("USWC", and together with USW and USWCG, the "Group"). The Agreement among the Group that this statement be filed on behalf of each of them is attached hereto as Exhibit A.

1.(a)     Name of Person(s) Filing:     U S WEST, Inc.


  (b)     Address of Principal Business Office or, if none, Residence:

          7800 East Orchard Road
          Englewood, CO  80111-2526

  (c)     Citizenship:  Delaware

  (d)     Title of Class of Securities:     Common Stock, per value $.01 per
 share

  (e)     CUSIP Number:  143497 10 5


2.(a)     Name of Person(s) Filing:     U S WEST Communications Group, Inc.


  (b)     Address of Principal Business Office or, if none, Residence:

          1801 California Street
          Denver, CO  80202

  (c)     Citizenship:  Colorado

  (d) Title of Class of Securities: Common Stock, per value $.01 per share

  (e)     CUSIP Number:  143497 10 5


3.(a)     Name of Person(s) Filing:     U S WEST Communications, Inc.

  (b)     Address of Principal Business Office or, if none, Residence:

          1801 California Street
          Denver, CO  80202

  (c)     Citizenship:  Colorado

  (d) Title of Class of Securities: Common Stock, per value $.01 per share

  (e)     CUSIP Number:  143497 10 5



          ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a ...

               Not Applicable

          ITEM 4.     Ownership

               The responses of the Group to items 5,6,7,8,9 and 11 of the Cover Sheets, which relate to the beneficial ownership of the Common Stock, per value $.01 per share, are incorporated by reference herein. The Issuer has informed the Group that there were 6,196,000 shares of Common Stock outstanding as of February 9, 1996. The percentages included in item 11 of the Cover Sheets are based upon such numbers of outstanding shares.

               1.  USWC is the direct owner of 400,000 shares of Common Stock.

               2. By virtue of its ownership of all of the outstanding shares of USWC, USWCG is deemed to be, for purposes of this Schedule 13G, the beneficial owner of all the Common Stock directly or beneficially owned by USWC.

               3. By virtue of its ownership of all of the outstanding shares of USWCG, USW is deemed to be, for purposes of this Schedule 13G, the beneficial owner of all the Common Stock beneficially owned by USWCG.

          ITEM 5.     Ownership of Five Percent or Less of a Class

               Not Applicable

          ITEM 6.     Ownership of More than Five Percent on Behalf of
 Another Person

               Not Applicable

          ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

          ITEM 8.     Identification and Classification of Members of the
 Group.

               This Statement on Schedule 13G is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended. The members of the Group are USW, USWCG and USWC.

          ITEM 9.     Notice of Dissolution of Group

               Not Applicable

          ITEM 10.     Certification

               Not applicable.

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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


Dated:  February 14, 1996



U S WEST, INC.

/S/ STEPHEN E. BRILZ
By__________________________________
  Name:   Stephen E. Brilz
  Title:  Assistant Secretary



U S WEST COMMUNICATIONS GROUP, INC.

/S/ STEPHEN E. BRILZ
By_____________________________________
  Name:   Stephen E. Brilz
  Title:  Assistant Secretary



U S WEST COMMUNICATIONS, INC.,

/S/ STEPHEN E. BRILZ
By_____________________________________
  Name:   Stephen E. Brilz
  Title:  Assistant Secretary







                               Exhibit Index


Exhibit     Description

A     Agreement among U S WEST, Inc., U S WEST Communications Group, Inc., U S
  WEST Communications, Inc., to file a joint statement on Schedule 13G

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     EXHIBIT A



                                 AGREEMENT


     This will confirm the agreement by and among the undersigned that the Statement on Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of Common Stock, per value $.01 per share, of Carnegie Group, Inc. is being filed on behalf of each of U S WEST, Inc., a Delaware corporation ("USW"), U S WEST Communications Group, Inc., a Colorado corporation and wholly-owned subsidiary of USW ("USWCG"), and U S WEST Communications, Inc., a Colorado corporation and wholly-owned subsidiary of USWCG.

Dated:  February 13, 1996


U S WEST, INC.

     /S/ STEPHEN E. BRILZ
By_________________________________
  Name:  Stephen E. Brilz
  Title: Assistant Secretary

U S WEST COMMUNICATIONS GROUP, INC.

     /S/ STEPHEN E. BRILZ
By_________________________________
  Name:   Stephen E. Brilz
  Title:  Assistant Secretary



U S WEST COMMUNICATIONS, INC,

     /S/ STEPHEN E. BRILZ
By_________________________________
  Name:   Stephen E. Brilz
  Title:  Assistant Secretary